UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number: 000-024399

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

THE HOME SAVINGS & LOAN COMPANY 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Financial Corp.

275 West Federal Street

Youngstown, Ohio 44503

REQUIRED INFORMATION

The following financial statements and supplemental schedule for The Home Savings & Loan Company 401(k) Savings Plan are being filed herewith:

Description:

Contents of Financial Statements

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2015 and December 31, 2014.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP

Independent Auditors

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

Youngstown, Ohio

Financial Statements

December 31, 2015 and 2014

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

Youngstown, Ohio

Financial Statements

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Home Savings & Loan Company

401(k) Savings Plan

Youngstown, Ohio

We have audited the accompanying statements of net assets available for benefits of The Home Savings & Loan Company 401(k) Savings Plan (“Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of The Home Savings & Loan Company 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
South Bend, Indiana
June 28, 2016

1.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	December 31, 2015	December 31, 2014
ASSETS
Investments, at fair value
Registered investment companies	$20,173,122	$20,743,716
Stable value fund	604,161	595,340
United Community Financial Corp. common stock	5,845,443	3,393,931

	26,622,726	24,732,987
Cash	47,754	178,653
Receivables
Notes receivable from participants	463,124	428,857

Total assets	27,133,604	25,340,497

NET ASSETS AVAILABLE FOR BENEFITS	$27,133,604	$25,340,497

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

2.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments	$(746,834)
Dividends	1,601,564

854,730
Interest income on notes receivable from participants	18,342
Contributions
Employer	464,512
Participant	1,342,795
Rollover	3,302,335

5,109,642

Total additions	5,982,714
Deductions from net assets attributed to:
Benefits paid to participants	4,095,367
Administrative expenses	94,240

Total deductions	4,189,607

Net increase	1,793,107
Net assets available for benefits:
Beginning of year	25,340,497

End of year	$27,133,604

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

3.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1—DESCRIPTION OF PLAN

The following description of the Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan’s provisions.

General: The Home Savings & Loan Company (the Company) established the Plan effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan on their date of hire if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee or a seasonal employee.

Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2015 the Company matched 50% up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations. There were no such additional contributions made for the 2015 Plan year.

Rollover Contributions: The Plan permits participants, upon being eligible to become a participant in the Plan, to rollover into the Plan vested balances of a previous employer’s retirement plan accounts. Additionally, the Company terminated the United Community Financial Corp. Employee Stock Ownership Plan (ESOP) effective November 2, 2014. Effective November 2, 2014 all participants in the ESOP became100% vested in their accounts. The Plan accepted rollover contributions from the ESOP during 2015 as directed by each ESOP plan participant. Rollover contributions directly resulting from the termination of the ESOP aggregated $3,168,053 in 2015.

Participant Accounts: Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, (b) net investment earnings, and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

(CONTINUED)

4.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1—DESCRIPTION OF PLAN (CONTINUED)

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%

Forfeited Accounts: These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are used to pay administrative expenses. During 2015, forfeitures aggregating $4,340 were used to reduce employer contributions. During 2015, no forfeitures were used to pay plan expenses. The remaining balances of forfeitures available as of December 31, 2015 and 2014 were $3,666 and $0, respectively.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of the value of the participant’s vested account balance. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed interest rate at the prime rate plus 1% as of the beginning of the quarter. The beginning interest rate is not reset. Principal and interest are paid through payroll deductions.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see

Note 4). Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income on notes receivables from participants is recorded on the accrual basis. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

(CONTINUED)

5.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2—SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Estimates: The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a stable value fund, and common stock of the parent of the Company, United Community Financial Corp. (UCFC). The underlying investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk: At December 31, 2015 and 2014, approximately 22% and 13%, respectively, of the Plan’s assets were invested in UCFC common stock.

New Accounting Standards: In an effort to simplify financial reporting for employee benefit plans, the Financial Accounting Standards Board (FASB) has issued two new Accounting Standards Updates (ASUs) and provided clarifications on existing guidance.

In May 2015, FASB issued ASU 2015-07 – Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (Or its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU is to be applied retrospectively with an effective date for fiscal years beginning after December 15, 2016, and interim periods within those years. Early adoption is permitted. The Company elected to early-adopt this ASU effective on the financial statements. The adoption of ASU 2015-07 had no effect on the net assets available for benefits and the changes therein.

(CONTINUED)

6.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2—SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

In July 2015, FASB issued ASU 2015-12 – Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Part I: Fully Benefit-Responsive Investment Contracts, Part II: Plan Investment Disclosures and Part III: Measurement Date Practical Expedient. Part I of this ASU designates contract value as the only required measurement for fully benefit-responsive investment contracts and clarified that a plan’s investments in stable value funds are not FBRICs and should be measured and presented only at fair value. Part II of this ASU applies to both participant-directed and nonparticipant-directed investments and eliminates the requirement to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. Part III of this ASU provide a practical expedient to permit plans to measure investments and investment-related accounts as a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. Parts I and II of this ASU are to be applied retrospectively and Part III is to be applied prospectively. Each part is effective for fiscal years beginning after December 15, 2015, and interim periods within those years. Early adoption is permitted. Each Part of this ASU may be adopted separately. The Company elected to early-adopt all parts of this ASU. The adoption of these ASU’s had no effect on the Plan’s net assets available for benefits or changes therein. However, investments at fair value as of December 31, 2014, was reduced by $22,597 from the amount previously reported and the adjustment from fair value to contract value for fully-benefit responsive investment contracts for the same amount was eliminated.

NOTE 3—RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4—FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.

Accounting guidance establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

(CONTINUED)

7.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 4—FAIR VALUE MEASUREMENT (CONTINUED)

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments are as follows:

Common stock: The fair values of UCFC common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Registered investment companies: The fair values of registered investment companies are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value fund: The net asset value, as reported by the fund manager, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported asset value. Participant transactions (purchases and sales) may occur daily. If the plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidation will be carried out in an orderly business manner. Plan sponsor initiated withdrawals from the Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III requires a 60-day notification and could be subject to a market value adjustment.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(CONTINUED)

8.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 4—FAIR VALUE MEASUREMENT (CONTINUED)

	Assets at Fair Value as of December 31, 2015:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Registered investment companies	$20,173,122	$—	$—	$20,173,122
UCFC common stock	5,845,443	—	—	5,845,443

Total assets held in the fair value hierarchy	26,018,565	—	—	26,018,565
Investments measured at net asset value (a)	—	—	—	604,161

Investments at fair value	$26,018,565	$—	$—	$26,622,726

	Assets at Fair Value as of December 31, 2014:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Registered investment companies	$20,743,716	$—	$—	$20,743,716
UCFC common stock	3,393,931	—	—	3,393,931

Total assets held in the fair value hierarchy	24,137,647	—	—	24,137,647
Investments measured at net asset value (a)	—	—	—	595,340

Investments at fair value	$24,137,647	$—	$—	$24,732,987

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent), and was measured this way as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(CONTINUED)

9.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 5—PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for administrative functions he or she performs. The Plan holds units of a stable value fund managed by Wilmington Trust Company (“Wilmington”). Wilmington is the Plan trustee and therefore, these transactions qualify as party-in-interest transactions. The Plan also holds shares of United Community Financial Corp. Stock of which there were $69,722 cash dividends paid during 2015. These holdings are considered a related party investment. Notes receivable from participants also reflect party-in-interest transactions. Most administrative expenses of the Plan are paid for by the Company. During 2015, the Plan paid fees of $94,240 to its third party administrators.

NOTE 6—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014, to the Form 5500:

	December 31,	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$27,133,604	$25,340,497
Excess of estimated fair value over contract value on investment in stable value fund	—	22,597

Net assets per the Form 5500	$27,133,604	$25,363,094

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2015, per the financial statements to the net income reported in the 2015 Form 5500:

Increase in net assets available for benefits per the financial statements	$1,793,107
Prior year excess of contract value of estimated fair value of investments in stable value fund	(22,597)

Increase in net assets available for benefits per the Form 5500	$1,770,510

(CONTINUED)

10.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 7—TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2014, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

Generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 8—TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $46,018 at December 31, 2015 and $83,208 at December 31, 2014.

NOTE 9—SUBSEQUENT EVENTS

On January 29, 2016, the Company completed the purchase of Forge Financial Services, Inc. d/b/a James & Sons Insurance Company of Youngstown, Ohio. The Plan was amended to include James & Sons Insurance as a participating employer under the terms and conditions of the plan.

11.

SUPPLEMENTAL SCHEDULE

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common stock
*	United Community Financial Corp.	Common stock	**	$5,845,443

				5,845,443
	Registered investment companies
	Pioneer Investments	Pioneer Strategic Income Fund	**	56,527
	Victory Funds	Victory Diversified Stock Fund	**	1,362,243
	Invesco Investments	Invesco International Growth Fund	**	572,577
	Victory Funds	Victory Established Value Fund	**	675,720
	American Funds	New World Fund	**	57,637
	American Funds	American Balanced Fund	**	1,969,014
	American Funds	The Bond Fund of America	**	437,848
	Davis Funds	Davis New York Venture Fund A	**	1,297,983
	American Funds	EuroPacific Growth Fund	**	724,956

*	Denotes party-in-interest
**	All investments are participant directed, therefore historical cost information is not required.

12.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds	Fundamental Investors Fund	**	1,710,558
	American Funds	Growth Fund of America A	**	1,693,624
	American Funds	Investment Company of America Fund A	**	1,583,677
	American Funds	Small World Class A	**	1,004,426
	MFS Investment Management	MFS Total Return Fund	**	965,148
	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund	**	632,832
	Franklin Templeton Investments	Franklin U.S. Government Securities Fund	**	659,790
	American Funds	AMCAP A Fund	**	1,544,002
	Seligman	Seligman Communication & Information Fund	**	704,165
	Thornburg	Thornburg International Value Fund	**	637,551

*	Denotes party-in-interest
**	All investments are participant directed, therefore, historical cost information is not required.

13.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pimco Advisors	Pimco Low Duration Fund	**	433,063
	Blackrock	Global Allocation Fund	**	81,289
	Ivy	Asset Strategy Fund	**	39,694
	JP Morgan	Smart Retire 2020	**	265,992
	JP Morgan	Smart Retire 2025	**	238,357
	JP Morgan	Smart Retire 2030	**	106,026
	JP Morgan	Smart Retire 2035	**	152,981
	JP Morgan	Smart Retire 2040	**	39,567
	JP Morgan	Smart Retire 2045	**	38,574
	JP Morgan	Smart Retire 2050	**	8,538

*	Denotes party-in-interest
**	All investments are participant directed, therefore, historical cost information is not required.

14.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	JP Morgan	Smart Retirement Income A	**	39,675
	JP Morgan	Smart Retire 2015	**	2,598
	JP Morgan	Smart Retire 2055	**	2,650
	Federated Funds	Federated Government Obligations Fund	**	433,840

				20,173,122
	Stable value fund
*	Wilmington Trust Company	Wilmington Trust Retirement and Institutional
		Services Company Collective Investment Trust III	**	604,161

				604,161
	Notes receivable from participants
*	Notes receivable from	Notes receivable from participants with
	participants	interest rates ranging from 4.25%-
		5.50% and maturity dates ranging from
		March 11, 2016 to March 17, 2023		463,124

				463,124

				$27,085,850

*	Denotes party-in-interest
**	All investments are participant directed, therefore, historical cost information is not required.

15.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS & LOAN COMPANY 401(k) SAVINGS PLAN

By: The Home Savings & Loan Company of Youngstown, Ohio

Its: Administrator

Date: June 28, 2016	/s/ Cynthia M. Cerimele
Cynthia M. Cerimele
Vice President, Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP Independent Auditors